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INVICTUS MD Increasing Shareholder Value by Combining Organic Growth with a Disciplined Acquisition Philosophy

PRESS RELEASE	March 2, 2017

Invictus MD Announces Granting of Stock Options

VANCOUVER, BC, March 2, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (CSE: IMH; OTC: IVITF; FRA: 8IS) reports that it has granted 1,250,000 incentive stock options to directors, officers and consultants of the Company. The stock options are exercisable for a period of five years at an exercise price of $1.75 per share. The options were granted under and are subject to the terms and conditions of the Company's Stock Option Plan.

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO
604-368-6437

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

info@invictus-md.com www.invictus-md.com